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Amendment No. 2
REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number  761624105



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CUSIP NO. 761624105
Item 1:  Reporting Person - Lawrence Tomchin
Item 4:  United States of America
Item 5:  450,831
Item 6:  0
Item 7:  450,831
Item 8:  0
Item 9:  450,831
Item 11: 4.7%
Item 12: IN


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Item 4. Ownership

           The following information concerning ownership of Common Stock is given as of December 31, 1999:

      (a)  Amount Beneficially Owned

           450,831 Shares of Common Stock, 328,497 of which represents the right to acquire stock within 60 days.

      (b)  Percent of Class

           4.7%

      (c)  Number of Shares as to which the Person has:

           (i) Sole power to vote or to direct the vote
               450,831 Shares of Common Stock

          (ii) Shared power to vote or to direct the vote
               0

         (iii) Sole power to dispose or to direct the disposition of 450,831 Shares of Common Stock

          (iv) Shared power to dispose or to direct the disposition of
               0

Item 5. Ownership of Five Percent or Less of a Class

         Mr. Tomchin ceased to be the beneficial owner of more than five percent of the Common Stock on September 29, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             LAWRENCE TOMCHIN

                                             Lawrence Tomchin

Date: March 17, 2000